SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Judy Bornstein

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,311,684 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,311,684 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,684 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

1.	Name of Reporting Persons AIM Universal Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,311,684 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,311,684 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,684 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

1.	Name of Reporting Persons Matthew P. Carbone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,311,684 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,311,684 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,684 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

1.	Name of Reporting Persons Robert B. Hellman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,385 (2)

	8.	Shared Voting Power 2,311,684 (3)

	9.	Sole Dispositive Power 18,385 (2)

	10.	Shared Dispositive Power 2,311,684 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Hellman holds these Common Units (the “Hellman Units”) directly.

(3) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(4) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

1.	Name of Reporting Persons Judy Bornstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,311,684 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,311,684 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,684 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

Introduction.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014 (as amended, the “Original Schedule 13D”).  This Amendment No. 2 is being filed to reflect a change in beneficial ownership of the Reporting Persons as a result of the receipt of distribution units and units purchased pursuant to a Rule 10b5-1 plan following the filing of the Original Schedule 13D.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC, a Delaware limited liability company (“ACII”), AIM Universal Holdings, LLC, a Delaware limited liability company and the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, a Delaware limited liability company and the general partner of the Issuer (“StoneMor GP”), and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons”.  Hellman, as the sole Trustee (the “Trustee”) under a Trust established pursuant to a Voting and Investment Trust Agreement by and between ACII and Hellman, as Trustee, dated as of May 9, 2014, for the pecuniary benefit of ACII (the “Trust”), has exclusive voting and investment power over approximately 67.03% of membership interests in StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of StoneMor GP (“GP Holdings”), and has the power to designate all but one of the directors of GP Holdings.

(b)   The address of each of the Reporting Persons is 950 Tower Lane, Suite 800, Foster City, CA 94404.

(c)   The principal business of ACII is making equity investments.  AUH’s principal business is acting as manager of ACII.  The principal occupation or business of each Managing Member is private equity investing and portfolio company management.

(d)   During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)    Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

Between August 14, 2014 and February 12, 2016, the Issuer has made distributions of Common Units to ACII in lieu of quarterly cash distributions, which the Issuer makes on all other outstanding Common Units of the Issuer.  Including the units received by ACII on February 12, 2016, the aggregate number of Common Units distributed by ACII since August 14, 2014 were 373,025, representing approximately 1.2% of the number of outstanding Common Units as of October 31, 2015.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) & (b) The following information with respect to the ownership of the Common Units of the Issuer by each Reporting Person is provided as of February 12, 2016:

Reporting Person	Common Units Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class
ACII	2,311,684	(1)	0		2,311,684	(1)	0		2,311,684	(1)	2,311,684	(1)	7.3	% (3)
AUH	0		0		2,311,684	(1)	0		2,311,684	(1)	2,311,684	(1)	7.3	% (3)
Carbone	0		0		2,311,684	(1)	0		2,311,684	(1)	2,311,684	(1)	7.3	% (3)
Bornstein	0		0		2,311,684	(1)	0		2,311,684	(1)	2,311,684	(1)	7.3	% (3)
Hellman	18,385	(2)	18,385	(2)	2,311,684	(1)	18,385	(2)	2,311,684	(1)	2,330,069		7.3	% (3)

(1) These Common Units are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are the managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(2) Hellman holds these Common Units directly.

(3) This percentage is calculated based upon 31,779,105 Common Units outstanding on October 31, 2015, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015).

(c)    On February 12, 2016, ACII received a distribution of 55,737 Common Units from the Issuer in lieu of quarterly cash distributions.  Also within the last 60 days, Hellman purchased the following Common Units, all of which were purchased pursuant to a Rule 10b5-1 trading plan adopted by Hellman on August 21, 2015:

Date	Number of Common Units Purchased	Range of Prices per Common Unit

January 4, 2016	371	$ 26.75 – 26.93
February 1, 2016	339	$ 29.30 – 29.46

Except as set forth herein, none of the Reporting Persons has effected any transactions in the Issuer’s Common Units during the last 60 days.

(d)    ACII’s members may receive proceeds from any sale of the Common Units held by ACII.  Except for the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of Common Units beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2016	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC
	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

/s/Judy Bornstein
JUDY BORNSTEIN

EXHIBIT E

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

February 12, 2016	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC
	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

/s/Judy Bornstein
JUDY BORNSTEIN